UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On January 7, 2025, MultiMetaVerse Holdings Limited (the “Company” or “MMV”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company did not comply with the minimum bid price of $1.00 per share requirement under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) or the minimum market value of listed securities of $35 million requirement under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”) and trading in the Company’s securities will be suspended at the open of trading on January 9, 2025. Upon delisting, the Company’s securities are expected to trade over-the-counter. The Company will cancel its Extraordinary General Meeting of Shareholders initially scheduled for January 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2025

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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